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    As filed with the Securities and Exchange Commission on May 9, 2000


                              FORM N-18F-1
                   SECURITIES AND EXCHNGE COMMISSION

                         Washington, D.C. 20549



                          File No.  333-83071
                          ICA No.  801-09477


          NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER
                    THE INVESTMENT COMPANY ACT OF 1940



                     ING Variable Insurance Trust
                      (Exact Name of Registrant)


                         1475 Dunwoody Drive
                  West Chester, Pennsylvania 19380
               (Address of Principal Executive Office)


                           (877) 463-6464
                  (Area Code and Telephone Number)

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                      NOTIFICATION OF ELECTION

	The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                              SIGNATURE

	Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of West Chester, Commonwealth of Pennsylvania on the 9th day of May, 2000.

                           	Signature:	ING Variable Insurance Trust

                                     		/s/Louis S. Citron
                                       ------------------
                                     		   Louis S. Citron
					    	                                Vice President


Attest:		/s/Rachelle I. Rehner
         ---------------------
        	   Rachelle I. Rehner
	           Secretary